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                               February 13, 2024

       William Lim
       Chief Executive Officer
       Trident Digital Tech Holdings Ltd.
       Suntec Tower 3
       8 Temasek Boulevard Road, #24-03
       Singapore, 038988

                                                        Re: Trident Digital
Tech Holdings Ltd.
                                                            Amendment No. 4 to
Registration Statement on Form F-1
                                                            Filed February 7,
2024
                                                            File No. 333-274857

       Dear William Lim:

                                                        We have reviewed your
registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 4 to Registration Statement on Form F-1

       Cover Page

   1. We note your addition of the selling security holder transaction to the registration statement. Please tell
us why this transaction is not an indirect primary offering that is part of the distribution
constituting your initial public offering. In this regard, we note the selling security holder
does not appear to be subject to any of the lock-up provisions described in the
prospectus and can sell at the same time as the underwriter for the firm commitment offering,
for the same price, and in an amount of securities that is nearly double the amount to be
offered through the underwriter. We also note that both the firm commitment offering and
the selling security holder transaction are conditioned on listing approval, and in the
first paragraph on the prospectus cover page for the firm commitment offering you describe
both transactions as being part of the same offering. If the selling security holder is
engaged in an indirect primary offering, then the selling security holder would be a statutory
underwriter under Section 2(a)(11) of the Securities Act of 1933, as
 William Lim
Trident Digital Tech Holdings Ltd.
February 13, 2024
Page 2
       amended, as must therefore be identified in the prospectus as an underwriter (N.B., "may"
       language would be insufficient). In addition, as a statutory underwriter conducting an indirect primary offering, the selling security holder would need to offer and sell its securities at a fixed price for the duration of the offering; it would not be possible for it to sell at market prices later. For guidance, please refer to Question
612.09 of our Securities
       Act Rule Compliance and Disclosure Interpretations, which is available on our website.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Rucha Pandit at 202-551-6022 or Dietrich King at 202-551-8071 with any questions.



                                                               Sincerely,
FirstName LastNameWilliam Lim
                                                               Division of
Corporation Finance
Comapany NameTrident Digital Tech Holdings Ltd.
                                                               Office of Trade
& Services
February 13, 2024 Page 2
cc:       Stephanie Tang
FirstName LastName